Exhibit 1

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Translation from French--for Information Only

                                      HAVAS

A corporation (societe anonyme) with registered capital of (euro)122,087,611.20
       Registered office: 2, Allee de Longchamp, 92150 Suresnes (France)
         No. 335 480 265 in the Register of Commerce and Companies for
                            Nanterre. APE code 744 B

                                NOTICE OF MEETING

The holders of Havas' 4% bonds convertible into and/or exchangeable for new or existing shares maturing on January 1, 2009 (ISIN code FR0000188476) (referred to hereinafter collectively as the "bonds" and individually as a "bond") are invited to attend a

        General Meeting of bondholders at the Company's registered office
                 2, allee de Longchamp, 92150 Suresnes (France),
                      at 9 a.m. on Monday, December 1, 2003

to consider the following agenda:

1) Decision to renounce the possibility of early redemption at par at the holder's option on January 1, 2006 in exchange for payment of a cash sum payable in a single instalment under the same conditions as for the interest payable on January 1, 2004 and corresponding amendments to the terms of the bonds as published in the Bulletin des annonces legales obligatoires [Gazette of Official Legal Notices - BALO] of May 15, 2002, pages 10541 to 10545, and described in the prospectus registered with the Commission des operations de bourse [French stock exchange commission - COB] under number 02-543 on May 13, 2002.

2) Powers to carry out formalities and deposit documents in respect of the meeting.

Bondholders will be asked to consider and pass the following resolutions:

First resolution

In accordance with the terms of Article L. 228-65 of the French Commercial Code, the general meeting of holders of the Havas bonds convertible into and/or exchangeable for new or existing shares issued on May 22, 2002 and maturing on January 1, 2009 (referred to hereinafter collectively as the "bonds" and individually as a "bond"), having read the report by the Board of Directors and deliberating in the presence of a quorum and by a majority provided for in Article L. 225-98 of the French Commercial Code:

o decides to renounce the possibility of early redemption at par at the holder's option on January 1, 2006 in exchange for a sum of 1.20 euro per bond payable in a single instalment in cash under the same conditions as for the interest payable on January 1, 2004;

o approves the amendments to the terms of the bonds as published in the Bulletin des annonces legales obligatoires [Gazette of Official Legal Notices - BALO] of May 15, 2002, pages 10541 to 10545, and described in the prospectus registered with the Commission des operations de bourse [French stock exchange commission] under no. 02-543 on 13 May 2002 (referred to hereinafter as the "Prospectus") as follows:

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      >>    the paragraph headed "Early redemption at the option of the bondholder" (page 10542 of the BALO), corresponding to paragraph
            2.3.7.7 of the Prospectus is deleted;

      >>    the following paragraph is added to the terms:

            "In exchange for the cancellation of possibility of early redemption at the holder's option on January 1, 2006, the Company shall pay an additional compensation in an amount of 1.20 euro per bond, payable in a single instalment in cash under the same conditions as for the interest payable on January 1, 2004."

Second resolution

The general meeting of bondholders gives full powers to the bearer of extracts or copies of the minutes of this meeting to carry out all formalities required by law.

This meeting is convened at the initiative of the Company.

In the event this general meeting is not able to deliberate validly for lack of a quorum, a second meeting of bondholders shall be held at 9 a.m. on Tuesday, December 9, at the registered office of the Company at 2, Allee de Longchamp, 92150 Suresnes (France), with the same agenda.

All bondholders are entitled to attend the general meeting or be represented by a proxy of their choice, whatever the number of bonds they hold.

Proxies must be appointed in writing and the form must bear the signature of the principal, in addition to the last name, usual first name and domicile of the principal and, as appropriate, the name of the proxy appointed.

Standard forms of power of attorney enabling those bondholders unable to attend the meeting to be represented are available from Societe Generale.

To be admitted to the meeting or to be represented at the meeting:

- the owners of registered bonds must have registered their securities in the Company's books, kept by Societe Generale, at least five days before the date of the meeting; they need only produce proof of identity in order to be admitted to the meeting;

- the owners of bearer bonds, in order to justify their rights, shall be required at least five days prior to the date fixed for the meeting to provide justification of the immobilisation of their securities by means of an attestation drawn up by the authorised financial intermediary who has the securities listed on account, to be deposited with Societe Generale, Meetings Department, PO Box 81236, 44312 Nantes Cedex 3 (France).

On the basis of the attestations received, Societe Generale shall draw up admission cards allowing access to the meeting for those bondholders who so request.

The text of the resolutions proposed and the report by the Board of Directors to the general meeting of bondholders are available for consultation by bondholders at the registered office of Havas.


                                         The Board of Directors